UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
May 15, 2017

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933 AND
UNDER THE SECURITIES EXCHANGE ACT OF 1934
Senomyx, Inc.

File Nos. 333-113998 & 000-50791 - CF#35081

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Senomyx, Inc. submitted an application under Rule 406 of the Securities Act and Rule 24b-2 of the Securities Exchange Act requesting an extension of previous grants of confidential treatment for information it excluded from Exhibits to Forms 10-Q filed August 7, 2008, November 4, 2010, May 5, 2006 and November 6, 2008 and to Form S-1 filed April 14, 2004, as amended.

Based on representations by Senomyx, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibits	To Form	Filed On	Confidential Treatment Granted Through
10.1	10-Q	August 7, 2008	August 7, 2020
10.1	10-Q	November 4, 2010	August 7, 2020
10.2	10-Q	May 5, 2006	August 7, 2020
10.2	10-Q	November 6, 2008	August 7, 2020
10.15	S-1	April 14, 2004	August 7, 2020

For the Commission, by the Division of Corporation Finance, pursuant to Delegated Authority:

Brent J. Fields
Secretary